UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

VISTEON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware                 1-15827               38-3519512
(State or other jurisdiction of incorporation)      (Commission File Number)         (IRS Employer Identification No.)

One Village Center Drive, Van Buren Township, Michigan          48111
(Address of principal executive offices)                         (Zip Code)

Amanda Bishop 734-710-4868
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Registrant has filed herewith a Conflict Minerals Report as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

Registrant’s Conflict Minerals Report is available on the following publicly available Internet website, http://www.visteon.com/investors/sec.html.

Item 1.02. Exhibit.

See “Item 1.01. Conflict Minerals Disclosure and Report” above.

SECTION 2 – EXHIBITS

Item 2.01. Exhibits.

Exhibit No.        Description
1.01    Conflict Minerals Report

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VISTEON CORPORATION

By:       /s/ Brett Pynnonen                         Date: May 27, 2021
Brett Pynnonen
Senior Vice President and General Counsel